Exhibit 3.15

AMENDMENT TO ARTICLES OF INCORPORATION

OF

TITLEMAX OF VALDOSTA, INC.

I.

The name of the Corporation is TitleMax of Valdosta, Inc.

II.

On November 13, 2001, an amendment was adopted changing the name of the Corporation so that Article 1 shall heretofore read as follows:

“1.

The name of the Corporation is TitleMax of Georgia, Inc.”

III.

This amendment was unanimously adopted by both the Board of Directors and by the Shareholders on November 13, 2001.

IV.

Publication of “Notice of Change of Corporate Name” will be published pursuant to O.C.G.A. § 14-2-1006.1(b).

IN WITNESS WHEREOF, TitleMax of Valdosta, Inc., has caused this Amendment to Articles of Incorporation to be executed by its sole Director and Shareholder on the 13th day of November 2001.

/s/ Tracy Young
Tracy Young
Sole Director and Shareholder
TitleMax of Valdosta, Inc.